August 19, 2009

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549 Attention: Melissa Duru

Re:	Wilshire Enterprises, Inc.
Schedule TO-I
Schedule 13e-3
Filed August 10, 2009
File No. 5-32567

Ladies and Gentlemen:

On behalf of our client, Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 14, 2009 (the “Comment Letter”), with respect to the Company’s Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed with the Commission on August 10, 2009 (SEC File No. 005-32567) (the “Schedule TO”) in connection with its offer to purchase up to 4,000,000 outstanding shares of the Company’s common stock, par value $1.00 per share (the “Offer”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Offer to Purchase, filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”). We have also included the requested Company statement below.

In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) amending the Schedule TO disclosure in response to the Comment Letter.

Schedule TO

Exhibit 99(a)(1)(i)

Summary Term Sheet, page 1

Introduction, page 11

Background of the Offer, page 13

1.
In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board of Directors, the Full Value Group, the financial and/or legal advisors regarding the terms of the settlement agreement and tender offer.  For example, revise to disclose:

•	how the parties decided on the timing of the offer as specified in the Settlement Agreement;

•	whether any other price per share was discussed amongst the Board and the Full Value Group; and,

•	any material discussions amongst the various parties noted above between the date of engagement of TM Capital and the presentation by TM Capital on August 7, 2009.

Response

The Schedule TO has been revised in response to Comment No. 1.  See “Item 5.  Past Contacts, Transactions, Negotiations and Agreements.”, “Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.” and “Schedule 13e-3, Item 8. Fairness of Transaction.” of the Amendment.

The Company’s management spoke to TM Capital as part of TM Capital’s diligence during the period between July 17, 2009, the date of TM Capital’s engagement by the Company, and August 7, 2009, the date of TM Capital’s presentation.  However, no material discussions among the Board of Directors, the Full Value Group, the financial and/or legal advisors took place between the date of engagement of TM Capital and the presentation by TM Capital on August 7, 2009.  In addition, no other price per share was discussed among the Board and the Full Value Group.

Fairness of the Offer, page 16

2.
We note your disclosure regarding the factors considered by the Board in determining the procedural and substantive fairness of the transaction to unaffiliated shareholders.  Given the influence of the settlement agreement on the terms of the current offer (i.e., as to the size of the offer, transaction type, timing and price), please revise to address the consideration given, if any, by the Board of the terms negotiated with the Full Value Group when the Board deliberated the fairness of the tender offer.

Response

The Schedule TO has been revised in response to Comment No. 2.  See “Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.” and “Schedule 13e-3, Item 8. Fairness of Transaction.” of the Amendment.

3.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed.  See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).  Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state.  For example, revise to address:

•	the consideration given by the Board to the discounted cash flow analysis prepared by TM Capital which yielded a per share value as high as $2.61 per share;

•	the consideration given to the fact the price per share is below the range indicated by the LTM NOI and Average NOI analyses produced by TM Capital;

•	the consideration given to the higher valuation per share produced by the property sale analyses valuation; and,

•	whether the Board considered the going concern or liquidation value per share.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative.  See General Instruction E to Schedule 13E-3.

Response

The Schedule TO has been revised in response to Comment No. 3.  See “Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.” and “Schedule 13e-3, Item 8. Fairness of Transaction.” of the Amendment.

Fairness Opinion of the Financial Advisor, page 19

4.
We note the reference on page 20 to the historical and financial forecast information provided by the company to TM Capital during the course of its review.  Please disclose all of the financial forecasts that management and/or the board provided to TM Capital that formed the basis of projections or analyses developed by the advisor.  In addition, disclose and quantify the material assumptions underlying the forecasts.

Response

The Schedule TO has been revised in response to Comment No. 3 to include the management forecast income statement for the six months ending December 31, 2009, which the Company’s management provided to TM Capital.  See “Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.” of the Amendment.  Please note that the forecast, which we are filing as Exhibit (c)(3), was already included on page 9 of the Presentation to the Board of Directors by TM Capital Corp., which we previously filed as Exhibit (c)(2).  As disclosed in Exhibit (c)(3), the management forecast was prepared assuming no major acquisitions or divestitures by the Company and performance by the Company over the forecast period consistent with the Company’s performance through June 30, 2009.

Conditions of the Offer, page 43

5.
You disclose that the conditions listed may be “waived by [you] in whole or in part, at any time and from time to time.”  Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.  Please revise to clarify.

Response

The Schedule TO has been revised in response to Comment No. 5.  See “Item 4.  Terms of the Transaction.” of the Amendment.

6.
Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Response

The Company supplementally confirms to the Staff its understanding that if the Company decides to waive a condition to the Offer, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the Offer and recirculate new offer materials to security holders.

Certain Information Concerning Us, page 45

7.
Although you have provided pro forma summarized financial information, you have omitted inclusion of the summarized historical financial information for the periods specified in Item 1010(c) of Regulation M-A.  Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3.  Refer generally to the telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http:/www.sec.gov.

Response

The Schedule TO has been revised in response to Comment No. 7.  See “Item 10.  Financial Statements.” of the Amendment.

General – Company Statement

At your request, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 1 being filed concurrently herewith constitute material changes in the information sent to the Company’s shareholders; therefore, the Company does not currently intend to send any supplemental materials to the Company’s stockholders.

Please do not hesitate to contact me at (212) 504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

DJB